CHEMSPEC INTERNATIONAL LIMITED
INDEPENDENT COMMITTEE SELECTS FINANCIAL ADVISOR

SHANGHAI, December 10, 2010 -- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company", incorporated in the Cayman Islands), a leading China-based contract manufacturer of highly-engineered specialty chemicals, announced today the Independent Committee of its Board of Directors, formed to consider a proposal by the Company's Chairman and Chief Executive Officer, Dr. Jianhua Yang, to acquire certain outstanding shares of the Company in a “going private” transaction (the “Proposed Transaction”), has retained Houlihan Lokey as its financial advisor to assist the Independent Committee in its work.  In addition, the Independent Committee has retained Shearman & Sterling LLP to serve as its United States legal counsel. The Independent Committee formed by the Board of Directors is continuing its evaluation of the Proposed Transaction.  No assurance can be given that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals.  In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users.  Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies.  For more information, please visit http://www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F, as amended from time to time.  Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd.
In Shanghai
Carol Fang
Tel:   +86-21-63638108
Email: ir@chemspec.com.cn

Christensen
In New York
Kathy Li
Tel:   +1-212-618-1978
Email: kli@christensenir.com

In Hong Kong
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com